UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-6665

Talisman Energy Inc.

(Exact name registrant as specified in its charter)

Suite 3400, 888 – 3rd Street SW Calgary, AB, Canada T2P 5C5       (403) 237-1234

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

U.S. $150,000,000    9% Junior Subordinated Debentures due February 15, 2048

(Title of each class of securities covered by this Form)

8.9 % Junior Subordinated Debentures due June 15, 2048; 7.125% Unsecured Debentures;

7.25% Unsecured Debentures; Common Shares

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) X	Rule 12h-3b(1)(i) [ ]
Rule 12g-4(a)(1)(ii) [ ]	Rule 12h-3b(1)(ii) [ ]
Rule 12g-4(a)(2)(i) [ ]	Rule 12h-3b(2)(i) [ ]
Rule 12g-4(a)(2)(ii) [ ]	Rule 12h-3b(2)(ii) [ ]
Rule 15d-6 [ ]

Approximate number of holders of record as of the certification or notice date:   _0_(zero)__________

Pursuant to the requirements of the Securities Exchange Act of 1934 Talisman Energy Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:   March 8, 2004

By:

MICHAEL D. MCDONALD

Michael D. McDonald

Executive Vice-President

and Chief Financial Officer